UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 April 24, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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RESEARCH UPDATE

NOVO NORDISK RECEIVES POSITIVE OPINION ON VICTOZA(R) (LIRAGLUTIDE) FROM THE EUROPEAN REGULATORY AUTHORITIES

Novo Nordisk today announced that the Committee for Medicinal Products for Human Use (CHMP) under the European Medicines Agency (EMEA) adopted a positive opinion, recommending marketing authorisation, for Victoza(R) for treatment of type 2 diabetes.

Victoza(R) is the brand name for liraglutide, the first once-daily human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. The positive opinion for Victoza(R) covers:

o    combination  treatment with metformin or a  sulphonylurea  in patients with
     insufficient   glycaemic   control  despite   maximal   tolerated  dose  of
     monotherapy with metformin or sulphonylurea, and

o combination treatment with metformin and a sulphonylurea or metformin and a thiazolidinedione in patients with insufficient glycaemic control despite dual therapy.

Novo Nordisk expects to receive final marketing authorisation from the European Commission within approximately two months. Subject to the Commission's approval, Novo Nordisk expects to launch Victoza(R) in a number of European markets during this summer.

"We are very pleased with the positive opinion from the CHMP, which gives us confidence that Victoza(R) will soon become available to many people with type 2 diabetes in Europe," says Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk. "In clinical studies involving more than 6,500 patients, Victoza(R) has been shown to have a significant blood glucose lowering effect and lead to weight loss, while having a low risk of hypoglycaemia. On this background, we are convinced that Victoza(R) will offer people with type 2 diabetes a valuable new treatment option."

The positive opinion from the CHMP does not change Novo Nordisk's expectations for the company's financial results for 2009, which were provided on 29 January in connection with the release of the financial results for 2008. Novo Nordisk will provide an update on the expectations for the company's financial results for 2009 on 30 April 2009 in connection with the release of the financial results for the first quarter of 2009.


ABOUT VICTOZA(R)
Victoza(R) is the first once-daily human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. Victoza(R) works both by stimulating the release of insulin when glucose levels become too high, and by reducing appetite. On 23 May 2008, Novo Nordisk submitted a New Drug Application to the Food and Drug Administration in the US as well as a marketing authorisation application to the European Medicines Agency in Europe, for the approval of Victoza(R) for the treatment of people with type 2 diabetes. A New Drug Application was also submitted for approval in Japan on 14 July 2008.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Contacts for further information

Media:                       Investors:

Mike Rulis                   Mads Veggerby Lausten
Tel: (+45) 4442 3573         Tel: (+45) 4443 7919
mike@novonordisk.com         mlau@novonordisk.com

                             Kasper Roseeuw Poulsen
                             Tel: (+45) 4442 4471
                             krop@novonordisk.com

In North America:            In North America:
An Phan                      Hans Rommer
Tel: (+1) 609 558 0420       Tel: (+1) 609 919 7937
anph@novonordisk.com         hrmm@novonordisk.com

Company Announcement no 23 / 2009





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 24, 2009                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer